October 18, 2010

Mr. Sean Donahue
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	SulphCo, Inc.
Registration Statement on Form S-3
Filed August 26, 2010 (amended by Amendment No. 1 to Form S-3 filed on September 29, 2010)
File No. 333-169062

Dear Mr. Donahue:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form S-3 of SulphCo, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2010, as amended by Amendment No.1 to Form S-3 filed on September 29, 2010, the undersigned hereby requests acceleration of the effective date of said Registration Statement at 4 p.m. Eastern Standard Time on Wednesday, October 20, 2010, or as soon thereafter as practicable.

As requested from the staff of the Commission relating to the above-referenced filing, the Company hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert D. Shin of K&L Gates LLP, at (212) 536-4885.

Very truly yours,

/s/ Stanley W. Farmer
Stanley W. Farmer
Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary

cc:	Robert S. Matlin, Esq.
Robert D. Shin, Esq.

Corporate Headquarters:  4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX USA 77043
Tel: +1 (713) 896-9100    Fax: +1 (713) 896-8803
www.SulphCo.com